  Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 26, 2019, relating to the consolidated financial statements of Auryn Resources Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in its method of accounting for exploration and evaluation costs on January 1, 2018 and retrospectively adjusted the 2017 financial statements, including the disclosure of the January 1, 2017 retrospectively adjusted consolidated statement of financial position), appearing in this Annual Report on Form 40-F of Auryn Resources Inc. for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 26, 2019